UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

CENTRAL VALLEY COMMUNITY BANCORP

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

155685 10 0

(CUSIP Number)

Gayle Graham, Central Valley Community Bancorp, 600 Pollasky Avenue, Clovis CA 93612 - (559) 298-1775

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel N. Cunningham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 78,666

	6.	Shared Voting Power 30,627

	7.	Sole Dispositive Power 78,666

	8.	Shared Dispositive Power 30,627

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.50%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Central Valley Community Bancorp
	(b)	Address of Issuer's Principal Executive Offices 600 Pollasky Avenue Clovis, California 93612

Item 2.
	(a)	Name of Person Filing Daniel N. Cunningham
	(b)	Address of Principal Business Office or, if none, Residence 2517 West Shaw, Suite 108 Fresno, California 93711
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 155685 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 109,293 (1)
(b) Percent of class: 8.50%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 78,666 shares
(ii) Shared power to vote or to direct the vote 30,627 shares (2)
(iii) Sole power to dispose or to direct the disposition of 78,666 shares
(iv) Shared power to dispose or to direct the disposition of 30,627 shares (2)

(1)                                 Includes 19,330 shares held as trustee for the Bradley and Joanne Quinn Living Trust as to which Mr. Cunningham disclaims beneficial ownership and 30,627 shares held under a power of attorney executed in favor of Mr. Cunningham by Eric Quinn as to which Mr. Cunningham disclaims beneficial ownership.  Also includes 1,000 shares which may be acquired on the exercise of currently vested options granted under the Central Valley Community Bancorp Stock Option Plan.

(2)                                 Held under a power of attorney executed in favor of Mr. Cunningham by Eric Quinn as to which Mr. Cunningham disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2002	/s/ Daniel N. Cunningham
Daniel N. Cunningham